UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                          SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                        (Amendment No. 3)*

                           GenVec, Inc.
                         (Name of Issuer)

                  Common Stock, $0.001 par value
                   (Title of Class of Securities)

                            37246C109
                         (CUSIP Number)

                        Jeffrey I. Martin
                    Rho Capital Partners, Inc.
                 152 West 57th Street, 23rd Floor
                     New York, New York 10019
                           212-751-6677
         (Name, Address, and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                       January 16, 2007
      (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

    Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

-----------------------

1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                    CUSIP No.   37246C109


   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Rho Capital Partners, Inc.

   2.    Check the Appropriate Box if a Member of a Group (See
         Instructions)             (a)
         N/A                       (b)


   3.    SEC Use Only

   4.    Source of Funds (See Instructions)

         N/A

   5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)    N/A

   6.    Citizenship or Place of Organization

         New York


            7.   Sole Voting Power

                 1,733,475 shares
Number of
Shares      8.   Shared Voting Power
Beneficially
Owned by         0 shares

Each        9.   Sole Dispositive Power
Reporting
Person With      1,733,475 shares

            10.  Shared Dispositive Power

                 0 shares

   11.   Aggregate Amount Beneficially Owned by Each Reporting Person

         1,733,475 shares

   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         N/A

   13.   Percent of Class Represented by Amount in Row (11)

         2.7%

   14.   Type of Reporting Person (See Instructions)

         CO/IA

                                                    CUSIP No.   37246C109

   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Joshua Ruch

   2.    Check the Appropriate Box if a Member of a Group (See
         Instructions)             (a)
         N/A                       (b)


   3.    SEC Use Only

   4.    Source of Funds (See Instructions)
         N/A

   5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
         N/A

   6.    Citizenship or Place of Organization
         Republic of South Africa

            7.   Sole Voting Power

                 1,876,909 shares (includes 125,901 shares under options
                 exercisable within 60 days)
Number of
Shares      8.   Shared Voting Power
Beneficially
Owned by         1,733,475 shares
Each
Reporting   9.   Sole Dispositive Power
Person With
                 1,876,909 shares (includes 125,901 shares under options exercisable within 60 days)

            10.  Shared Dispositive Power

                 1,733,475 shares

   11.   Aggregate Amount Beneficially Owned by Each Reporting Person

         3,610,384 shares (includes 125,901 shares under options exercisable within 60 days)

   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         N/A

   13.   Percent of Class Represented by Amount in Row (11)

         5.7%

   14.   Type of Reporting Person (See Instructions)

         IN

                                                    CUSIP No.   37246C109


   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Habib Kairouz

   2.    Check the Appropriate Box if a Member of a Group (See
         Instructions)             (a)
         N/A                       (b)

   3.    SEC Use Only

   4.    Source of Funds (See Instructions)

         N/A

   5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

         N/A

   6.    Citizenship or Place of Organization

         Canada

            7.   Sole Voting Power

                 883 shares
Number of
Shares      8.   Shared Voting Power
Beneficially
Owned by         1,733,475 shares
Each
Reporting   9.   Sole Dispositive Power
Person With
                 883 shares

            10.  Shared Dispositive Power

                 1,733,475 shares

   11.   Aggregate Amount Beneficially Owned by Each Reporting Person

         1,734,358 shares

   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         N/A

   13.   Percent of Class Represented by Amount in Row (11)

         2.7%

   14.   Type of Reporting Person (See Instructions)

         IN

                                                    CUSIP No.   37246C109


   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Mark Leschly

   2.    Check the Appropriate Box if a Member of a Group (See
         Instructions)
         N/A                       (a)
                                   (b)


   3.    SEC Use Only

   4.    Source of Funds (See Instructions)

         N/A

   5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

         N/A

   6.    Citizenship or Place of Organization

         Kingdom of Denmark

            7.   Sole Voting Power

                 0 shares
Number of
Shares      8.   Shared Voting Power
Beneficially
Owned by         1,733,475 shares
Each
Reporting   9.   Sole Dispositive Power
Person With
                 0 shares

            10.  Shared Dispositive Power

                 1,733,475 shares

   11.   Aggregate Amount Beneficially Owned by Each Reporting Person

         1,733,475 shares

   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         N/A

   13.   Percent of Class Represented by Amount in Row (11)

         2.7%

   14.   Type of Reporting Person (See Instructions)

         IN

         This Amendment No. 3 to Schedule 13D for GenVec, Inc., a Delaware corporation ("GenVec" or the "Issuer"), amends and restates in its entirety a statement on Schedule 13D, originally dated August 21, 2003, as amended December 4, 2003, and April 15, 2004, with respect to the beneficial ownership by Rho Capital Partners, Inc., a New York corporation ("Rho"), and its controlling shareholders Joshua Ruch, Habib Kairouz and Mark Leschly, of shares of Common Stock, par value $0.001 per share, of GenVec.


Item 1.    Security and Issuer

This statement relates to shares (the "Shares") of Common Stock, $0.001 par value per share ("Issuer Common Stock"), of GenVec, Inc., a Delaware corporation. The principal executive offices of GenVec are located at 65 West Watkins Mill Road, Gaithersburg, Maryland 20878.


Item 2.    Identity and Background

(a) This statement is being filed by Rho Capital Partners, Inc. ("Rho"), a
New York corporation, and its shareholders Joshua Ruch, Habib Kairouz and Mark Leschly. Rho has investment authority over various investment vehicles, and so may be deemed to exercise investment and voting control over shares of Issuer Common Stock registered in the names of such vehicles. Joshua Ruch, Habib Kairouz and Mark Leschly may be deemed to share authority over the shares of Issuer Common Stock reported by Rho herein. Joshua Ruch may be deemed, additionally, to exercise sole investment and voting authority over certain shares of Issuer Common Stock not under management with Rho.

(b)-(c) Rho is a New York corporation, with its address at 152 West 57th Street, 23rd Floor, New York, New York 10019. Mr. Ruch is Chief Executive Officer and a Managing Partner of Rho, and Messrs. Kairouz and Leschly are Managing Partners of Rho. Mr. Ruch is a citizen of the Republic of South Africa, with his address c/o Rho, 152 West 57th Street, 23rd Floor, New York, New York 10019. Mr. Kairouz is a citizen of Canada, with his address c/o Rho, 152 West 57th Street, 23rd Floor, New York, New York 10019. Mr. Leschly is a citizen of the Kingdom of Denmark, with his address c/o Rho, 152 West 57th Street, 23rd Floor, New York, New York 10019.

(d)-(e) During the last five years, none of Rho or Messrs. Ruch, Kairouz or Leschly, to the best of their knowledge, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of the foregoing was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Rho is a New York corporation, Mr. Ruch is a citizen of the Republic of South Africa, Mr. Kairouz is a citizen of Canada and Mr. Leschly is a citizen of the Kingdom of Denmark.


Item 3.   Source and Amount of Funds or Other Consideration.

1,733,475 Shares of Issuer Common Stock reported by all reporting persons hereunder, and 154,018 of the Shares reported by Joshua Ruch over which he exercises sole voting authority, were acquired by the reporting persons in connection with the merger on August 21, 2003 of Diacrin, Inc. with and into the Issuer (the "Merger"). In the Merger, each outstanding share of Diacrin, Inc. common stock was exchanged for 1.5292 shares of Issuer Common Stock.

1,639,929 Shares reported hereunder by Mr. Ruch are subject to acquisition by an investment vehicle over which Mr. Ruch may be deemed to exercise sole investment and voting control. The consideration for the acquisition of such Shares is the cancellation of indebtedness previously contracted by a third-party, as set forth in a Loan Modification Agreement. See Item 6. Although these shares cannot be acquired within the next 60 days, this Amendment No.3 reports as Shares beneficially owned by Mr. Ruch, for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended, the 1,639,929 Shares covered by such Agreement.

An additional 83,845 Shares have been acquired by the reporting persons in connection with distributions, or in the case of Mr. Ruch, as director under option grants by the Issuer, in each case without consideration.


Item 4.    Purpose of Transaction

The reporting persons acquired 1,733,475 Shares of Issuer Common Stock reported herein in connection with the Merger, for portfolio investment purposes only. Mr. Ruch currently serves as a member of the Board of Directors of the Issuer. Other than such control as may be deemed exercised in carrying out Mr. Ruch's duties as director, the reporting persons do not have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. The reporting persons reserve the right to acquire, or dispose of, additional securities of the Issuer in the ordinary course of business, to the extent deemed advisable in the light of their general investment and trading policies, market conditions or other factors. The reporting persons may, from time to time, contact large shareholders with a view towards discussing the acquisition of additional shares of Issuer Common Stock.

(a)-(j) Other than as described above, the reporting persons do not have any plans or proposals which would result in any of the following:

1. the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

2. an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

3. a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

4. any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

5. any material change in the present board capitalization or dividend policy of the Issuer;

6.  any other material change in the Issuer's business or corporate structure;
7. change in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

8. causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

9. a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

10.  any action similar to any of those enumerated above.


Item 5.    Interest in Securities of the Issuer

(a)-(b) Rho, as holder of voting and investment authority over Shares of Issuer Common Stock owned by its investment advisory clients, is deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of 1,733,475 shares of Issuer Common Stock, constituting 2.7% of the issued and outstanding shares of Issuer Common Stock.
 Messrs. Ruch, Kairouz and Leschly each may be deemed to share investment and voting control over the 1,733,475 Shares beneficially owned by Rho. Mr. Ruch may be deemed to exercises sole investment and voting control over an additional 1,876,909 Shares (including 125,901 Shares under options exercisable within 60), constituting in the aggregate with Shares over which Mr. Ruch may be deemed to share control, 5.7% of the issued and outstanding shares of Issuer Common Stock. Other than Shares of Issuer Common Stock in which they have a pecuniary interest, each of Rho and Messrs. Ruch, Kairouz and Leschly disclaims beneficial ownership of the Shares reported in this statement.

(c) Rho Management Trust II, an investment vehicle over which Rho exercises investment and voting control and which is a registered owner of Shares reported hereby, effected a distribution of 989,889 Shares on January 16, 2007
to its trust grantors.   After giving effect to Shares retained by Rho
principals and clients in managed accounts, the distribution resulted in a net decrease of 858,315 Shares as reported by Rho hereunder.

    Joshua Ruch may be deemed to be the beneficial owner of an additional 1,639,929 Shares for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, representing 2.6% of the Issuer's issued and outstanding Common Stock, pursuant to an agreement made with respect to a previously contracted debt. See Item 6. In addition, in connection with the distribution of Shares by Rho Management Trust II, 155,947 Shares previously reported by Rho are hereby reported under the sole investment and voting control of Mr. Ruch.

    There were no other transactions in the Shares by the reporting persons in the past sixty days.

(d) No persons other than the reporting persons and their investment clients have the right to participate in the receipt of dividends from, or the proceeds from the sale of, the shares of Issuer Common Stock covered hereby.

(e) Not Applicable.



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

    An affiliate of Rho, Rho Investment Partners "H", L.P., entered into a Loan Modification Agreement, dated November 28, 2003 (the "Agreement"), with Hudson Trust, Nautilus Trust and certain other parties. Pursuant to such Agreement, and upon the occurrence of certain conditions, Rho Investment Partners "H", L.P. is eligible to purchase 1,639,929 shares of the Issuer's Common Stock, representing 2.6% of the Issuer's Common Stock outstanding (as of the date of the Issuer's most recent Form 10-Q), in consideration for the cancellation of a debt previously contracted with the other parties to such Agreement.

    Until the occurrence of the conditions specified in the Agreement, Rho and its affiliate do not have registered ownership of any of such 1,639,929 shares of Issuer Common Stock covered by the Agreement.

    Except as described or referred to above, there are no contracts, arrangements, understandings or relationships among the reporting persons, or between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

         The foregoing summary of the terms of the Agreement is qualified in its entirety by reference to the full text of such Agreement, which as identified in Item 7 is incorporated herein by reference.



Item 7.  Material to be Filed as Exhibits

The following documents are included as exhibits:

A.  Joint Filing Agreement*

B.  Loan Modification Agreement, dated November 28, 2003.**


_____________________

* Incorporated herein by reference from statement on Schedule 13 filed by the reporting persons with respect to the common stock of GenVec, Inc., for reporting date August 21, 2003.

** Incorporated herein by reference from statement on Schedule 13 filed by the reporting persons with respect to the common stock of GenVec, Inc., for reporting date November 28, 2003.

                            SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 24, 2007.



RHO CAPITAL PARTNERS, INC.


By:  /s/ Joshua Ruch
   ------------------------------
   Title: Chief Executive Officer



JOSHUA RUCH

/s/ Joshua Ruch
----------------------------


HABIB KAIROUZ

/s/ Habib Kairouz
----------------------------


MARK LESCHLY

/s/ Mark Leschly
----------------------------